Exhibit 99.10
Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Three-month periods ended February 28, 2011 and 2010

THERATECHNOLOGIES INC.
Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2011 and 2010

THERATECHNOLOGIES INC.
Consolidated Statement of Financial Position
(Unaudited)
As at February 28, 2011, November 30, 2010
(in thousands of Canadian dollars)

			February 28,	November 30,
	Note		2011	2010
			$	$
Assets

Current assets:
Cash			532	26,649
Bonds			9,605	1,860
Trade and other receivables	6		1,393	161
Tax credits and grants receivable			485	332
Inventories	7		4,614	4,317
Prepaid expenses			909	1,231
Derivative financial assets	9 a	)	721	—

Total current assets			18,259	34,550

Non-current assets:
Bonds			45,705	36,041
Property and equipment			1,012	1,060

Total non-current assets			46,717	37,101

Total assets			64,976	71,651

Liabilities

Current liabilities:
Accounts payable and accrued liabilities			5,026	4,977
Current portion of deferred revenue	5		6,846	6,847

Total current liabilities			11,872	11,824

Non-current liabilities:
Other liabilities	8		1,153	325
Deferred revenue	5		5,135	6,846

Total non-current liabilities			6,288	7,171

Total liabilities			18,160	18,995

Equity

Share capital			279,407	279,398
Contributed surplus			8,231	7,808
Deficit			(241,048)	(235,116)
Accumulated other comprehensive income			226	566

Total equity			46,816	52,656

Contingent liability	11
Subsequent events	12

Total liabilities and equity			64,976	71,651

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Comprehensive Income
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)

	Note		2011	2010
			$	$
				(Restated -
				note 2 (a))
Revenue:
Sale of goods			1,798	—
Research services:
Upfront payments and initial technology access fees	5		1,711	1,711
Royalties and license fees			9	6

Total revenue			3,518	1,717

Cost of sales			2,595	—
Research and development expenses, net of tax credits of $153 (2010 - $168)			2,993	4,123
Selling and market development expenses			477	620
General and administrative expenses			3,215	1,745

Total operating expenses			9,280	6,488

Results from operating activities			(5,762)	(4,771)

Finance income			372	578
Finance costs			(577)	(48)

Total (finance costs) net finance income			(205)	530

Net loss before income taxes			(5,967)	(4,241)

Tax recovery			35	—

Net loss			(5,932)	(4,241)

Other comprehensive loss, net of tax:
Net change in fair value available-for-sale financial assets, net of tax			(324)	3
Net change in fair value available-for-sale financial assets transferred to net loss, net of tax			(16)	(100)

			(340)	(97)

Total comprehensive loss for the period			(6,272)	(4,338)

Basic and diluted loss per share	9	(c)	(0.10)	(0.07)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity
(Unaudited)
Three-month period ended February 28, 2011
(in thousands of Canadian dollars)

						Unrealized gains
						or losses on
						available-for-sale
			Share capital		Contributed	financial
	Note		Number	Dollars	surplus	assets (i)	Deficit	Total
				$	$	$	$	$
Balance as at November 30, 2010			60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive loss for the period:
Net loss			—	—	—	—	(5,932)	(5,932)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	(324)	—	(324)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(16)	—	(16)

Total comprehensive loss for the period			—	—	—	(340)	(5,932)	(6,272)

Transactions with owners, recorded directly in equity:
Share-based compensation plan:
Share-based compensation for stock option plan	9	(b)	—	—	427	—	—	427
Exercise of stock options:
Monetary consideration	9	(b)	3,000	5	—	—	—	5
Attributed value	9	(b)	—	4	(4)	—	—	—

Total contributions by owners			3,000	9	423	—	—	432

Balance as at February 28, 2011			60,515,764	279,407	8,231	226	(241,048)	46,816

(i)	Accumulated other comprehensive income.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity, Continued
(Unaudited)
Three-month period ended February 28, 2010
(in thousands of Canadian dollars)

					Unrealized gains
					or losses on
					available-for-sale
		Share capital		Contributed	financial
	Note	Number	Dollars	surplus	assets (i)	Deficit	Total
			$	$	$	$	$
							(Restated -
							note 2 (a))
Balance as at November 30, 2009		60,429,393	279,169	6,757	1,282	(244,160)	43,048

Total comprehensive loss for the period:
Net loss		—	—	—	—	(4,241)	(4,241)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	3	—	3
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax		—	—	—	(100)	—	(100)

Total comprehensive loss for the period		—	—	—	(97)	(4,241)	(4,338)

Transactions with owners, recorded directly in equity:
Share-based compensation plan:
Share-based compensation for stock option plan		—	—	233	—	—	233
Exercise of stock options:
Monetary consideration		21,164	38	—	—	—	38
Attributed value		—	23	(23)	—	—	—

Total contributions by owners		21,164	61	210	—	—	271

Balance as at February 28, 2010		60,450,557	279,230	6,967	1,185	(248,401)	38,981

(i)	Accumulated other comprehensive income.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Cash Flows
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars)

	Note		2011	2010
			$	$
			(Restated -
				note 2 (a))
Operating activities:
Net loss			(5,932)	(4,241)
Adjustments for:
Depreciation of property and equipment			67	147
Share-based compensation			921	233
Write-down of inventories	7		375	—
Lease inducements and amortization			126	—
Change in fair value of derivative financial assets	9	(a)	116	—
Change in fair value of liability related to the deferred stock unit plan	9	(a)	(93)	—
Tax recovery			(35)	—

Operating activities before changes in operating assets and liabilities			(4,455)	(3,861)

Change in accrued interest income on bonds			(234)	163
Change in trade and other receivables			(1,232)	94
Change in tax credits and grants receivable			(153)	165
Change in inventories			(672)	(26)
Change in prepaid expenses			322	(395)
Change in accounts payable and accrued liabilities			372	(2,113)
Change in deferred revenue			(1,712)	(1,703)

			(3,309)	(3,815)

Cash flows used in operating activities			(7,764)	(7,676)

Financing activities:
Proceeds from exercise of stock options			5	38

Cash flows from financing activities			5	38

Investing activities:
Acquisition of property and equipment			(41)	(175)
Proceeds from sale of bonds			8,579	9,626
Acquisition of bonds			(26,059)	—
Acquisition of derivative financial assets	9	(a)	(837)	—

Cash flows (used in) from investing activities			(18,358)	9,451

Net change in cash			(26,117)	1,813

Cash as at December 1			26,649	1,519

Cash as at February 28			532	3,332

See note 10 for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
1.	Reporting entity:
Theratechnologies Inc. is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products with an emphasis on growth hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration (''FDA’’) in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the ''Company’’ and individually as ''the subsidiaries of the Company’’).
Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montréal, Québec, H4S 2B4.
2.	Basis of preparation:
(a)	Accounting framework:

These unaudited consolidated interim financial statements (“interim financial statements”), including comparative figures, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34 — Interim Financial Reporting (“IAS 34”).

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS have been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and accordingly should be read in conjunction with the annual financial statements for the year ended November 30, 2010 and the notes thereto. These interim financial statements have not been reviewed by the Company’s auditors.

The interim financial statements of the Company for the three-month period ended February 28, 2010 were restated to reflect changes related to the Company’s adoption of IFRS. In the fourth quarter of 2010, the Company filed a request to adopt IFRS two years in advance of the date required for canadian public companies. The request was approved by the Canadian Securities authorities. The Company filed restated interim financial statements to comply with this approval.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements as at November 30, 2010 except as noted below:

Effective December 1, 2010, The Company adopted a new accounting standard, IFRS 8 Operating Segments, that was issued by the IASB. IFRS 8 was revised and now requires disclosure of information about segment assets. This accounting policy change was adopted on a prospective basis with no restatement of prior period financial statements and had no impact on the Company’s operating segments disclosure.

Other new or amended accounting standards also had no impact on the Company’s accounting methods.

(c)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets and derivative financial assets which are measured at fair value.

(d)	Use of estimates and judgements:

The preparation of the Company’s interim financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements relate to the timing of revenue recognition, the valuation of share-based compensation; the realizability of deferred tax assets, and the recognition and measurement of contingent liabilities.

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and the capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(d)	Use of estimates and judgements (continued):

The above estimates and assumptions are reviewed regularly. All revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Functional and presentation currency:

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.
3.	Significant accounting policies:
Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized in the statement of comprehensive income.
4.	Upcoming changes in accounting policies:
(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.
(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
4.	Upcoming changes in accounting policies (continued):
(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):
(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 27:

Amendment to IAS 27, Consolidated and Separate Financial Statements:

The 2008 revisions to this standard resulted in consequential amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures. IAS 27 now provides that these amendments are to be applied prospectively.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.
In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:
(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
4.	Upcoming changes in accounting policies (continued):
(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):
(i)	IFRS 9 Financial instruments (continued):

As part of the project to replace IAS 39, Financial Instruments: Recognition and Measurement, this standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets. More specifically, the standard:
–	deals with classification and measurement of financial assets

–	establishes two primary measurement categories for financial assets: amortized cost and fair value

–	prescribes that classification depends on entity’s business model and the contractual cash flow characteristics of the financial asset

–	eliminates the existing categories: held to maturity, available for sale, and loans and receivables.
Certain changes were also made regarding the fair value option for financial liabilities and accounting for certain derivatives linked to unquoted equity instruments.
5.	Revenue and deferred revenue:
a)	EMD Serono Inc.

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of EGRIFTA® in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”).

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for production and for the development of a new formulation of the initial product. EMD Serono is responsible for conducting product commercialization activities.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
5.	Revenue and deferred revenue (continued):
a)	EMD Serono Inc. (continued)

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951), which included an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of EGRIFTA® in the United States, if applicable.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. For the three-month period ended February 28, 2011, an amount of $1,711 (2010 — $1,711) was recognized as revenue. As at February 28, 2011, the deferred revenue related to this transaction amounted to $11,981 (November 30, 2010 — $13,692).

The Company may conduct research and development for additional indications. Under the collaboration and licensing agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in the promotion of the additional indications.

b)	Sanofi-aventis

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with Sanofi-aventis (“Sanofi’’), covering the commercial rights for EGRIFTA® in Latin America, Africa, and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
5.	Revenue and deferred revenue (continued):
b)	Sanofi-aventis (continued)

Under the terms of the agreement, the Company will sell EGRIFTA® to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTA® and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTA® in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party.

c)	Ferrer Internacional S.A.

On February 3, 2011, the Company entered into a distribution and licensing agreement with Ferrer Internacional S.A. (''Ferrer’’) covering the commercial rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the Agreement, the Company will sell EGRIFTA® to Ferrer at a transfer price equal to the higher of a significant percentage of the Ferrer’s net selling price and a predetermined floor price. The Company has retained all development rights to EGRIFTA® for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories mentioned above. The Company will be responsible for the manufacture and supply of EGRIFTA® to Ferrer. The Company has the option to co-promote EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
6.	Trade and other receivables:

	February 28,	November 30,
	2011	2010
	$	$
Trade receivables	1,342	6
Sales tax receivable	28	100
Loans granted to employees under the share purchase plan	14	25
Loans granted to related parties under the share purchase plan	—	22
Other receivables	9	8

	1,393	161

7.	Inventories:
As at February 28, 2011, $109 of raw materials, $132 of work in progress and $134 of finished products were written down to their net realizable value (2010 — nil). Consequently, a write-down of $375 was recorded to cost of sales in 2011 (2010 — nil).
8.	Other liabilities

		February 28,	November 30,
	Note	2011	2010
		$	$
Deferred lease inducements		451	325
Liability related to the deferred stock unit plan	9 (a)	702	—

		1,153	325

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
9.	Share capital:
(a)	Deferred stock unit plan:

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors in deferred stock units (“DSU”). In addition to his annual retainer, the Chairman of the Board is also entitled to elect to receive all or part of his annual retainer in DSU. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on The Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Beneficiaries who act as directors must elect to receive DSU before December 23 of a calendar year for the ensuing calendar year whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined as at December 31 of a calendar year and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

DSU may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the Redemption Date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSU are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. During the quarter $494 (2010 - nil) was recorded as an expense and is included in general and administrative expenses. The liability is adjusted periodically to reflect any change in market value of common shares. During the three-month period ended February 28, 2011, a gain of $93 due to the change in the fair value of the liability related to the DSU was recognized. As at February 28, 2011, the Company has a total of 145 658 DSU outstanding (2010 — nil) and a liability related to the DSU of $702 (2010 — nil) recognised in other non-current liabilities. There were no stock units that were redeemed.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
9.	Share capital (continued):
(a)	Deferred stock unit plan (continued):

To protect against fluctuations in the value of the DSU’s, the Company signed two futures stock contracts in the first quarter of 2011. The Company paid $837 as advance payments on the contracts, $580 for the first and $257 for the second, these amounts correspond to 146 875 common shares of the Company at a price of $5.69 and $5.72 respectively. The contracts expire in December 2011. They were not designated as hedging instruments for accounting purposes. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. During the three-month period ended February 28, 2011, a loss of $116 related to the change in the fair value of derivative financial assets was recognized. As at February 28, 2011, the fair value of future stock contracts was $721 (2010 — nil) and is recorded in derivative financial assets.

(b)	Stock option plan:

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time of similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain in all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the periods ended February 28, 2011 and 2010:

		Weighted
		average
	Number of	grant-date
	options	fair value
		$
2011	250,000	4.08
2010	265,000	2.90

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
9.	Share capital (continued):
(b)	Stock option plan (continued):

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2010 and the three-month period ended February 28, 2011 were as follows:

		Weighted
		average
		exercise price
	Options	per option
		$
Options at November 30, 2009	2,665,800	5.20

Granted	335,000	4.03
Expired	(32,500)	11.15
Forfeited	(38,671)	3.61
Exercised	(80,491)	1.66

Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(18,000)	15.30
Forfeited	(39,167)	3.96
Exercised	(3,000)	1.80

Options at February 28, 2011	3,038,971	5.12

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
9.	Share capital (continued):
(b)	Stock option plan (continued):

The fair value of the options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	February 28,	February 28,
	2011	2010

Risk-free interest rate	2.72%	2.46%
Volatility	74.46%	81%
Average option life in years	7.5	7.5
Dividend yield	Nil	Nil
Grant-date share price	$5.65	$3.84
Option exercise price	$5.65	$3.84

(c)	Earnings per share:

The calculation of basic earnings per share at February 28, 2011 was based on the net loss attributable to common shareholders of the Company of $5,932 (2010 — $4,241), and a weighted average number of common shares outstanding of 60,514,420 (2010 — 60,438,098). The weighted average number of common shares is calculated as follows:

	February 28,	February 28,
	2011	2010

Issued common shares at December 1	60,512,764	60,429,393
Effect of share options exercised	1,656	8,705

Weighted average number of common shares at February 28	60,514,420	60,438,098

At February 28, 2011, 1,324,832 options (2010 — 1,157,166) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10.	Supplemental cash flow information:
The Company entered into the following transactions which had no impact on the cash flows:

	February 28,	February 28,
	2011	2010
	$	$
Additions to property and equipment included in accounts payable and accrued liabilities	43	135
DSU issue related to bonus included in accounts payable and accrued liabilities	301	—

In addition, interest received totaled $122 (2010 — $641).
11.	Contingent liability:
On July 26, 2010, the Company received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). This Motion was filed in the Superior Court of Quebec, district of Montreal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTA®. The Company is of the view that the allegations contained in the Motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position.

The Motion had not yet been heard by the Superior Court of Quebec.

The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Three-month periods ended February 28, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
12.	Subsequent events:
On March 8, 2011, the Board of Directors decided not to pursue our public offering in Canada and the United States, the expected offering price was not acceptable. The Company had previously announced its intention to proceed to an initial public offering in the United States on February 22, 2011, with the filing of a preliminary short form base prospectus. The decision to withdraw the offering does not affect the Company’s strategy, because it intends to pursue its business plan with existing financial resources. The costs associated with the withdrawn public offering amount to approximately $2,000.

Between March 1, 2011 and April 11, 2011, 284,168 options were exercised at a weighted exercise average price of $1.92 per share for a cash consideration of 545 $.